

OMV Aktiengesellschaft

OMV Investor News



January 17, 2005

OMV awarded five new exploration Blocks in the Offshore Faroe Islands



- **Exploration blocks in a high potential region**
- **Well positioned for further growth in the West of Shetland Area**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, has been awarded equity in an exploration licence comprising five blocks in the Offshore Faroe Islands. Under the 2nd Faroes Offshore Licensing Round, OMV has been awarded 10% equity in each of the Blocks 6103/16, 6103/21, 6103/26, 6104/25 and 6104/30.

OMV will be part of a joint venture consisting of the operator ChevronTexaco, Statoil and DONG, which will explore the region for new oil and gas fields over the next few years. The five blocks, covering an area of approximately 686 square kilometres, are located in the Faroe-Shetland Channel, a promising region where the joint venture has recently discovered significant hydrocarbon resources on the UK side.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "These new awards strengthen the core acreage position OMV has built-up in the West of Shetland region, provide an excellent opportunity for further growth in this area and are a further example of OMV's successful expansion of its international portfolio".

Notes to Editors:

Partners :

ChevronTexaco (Operator)	40%
OMV (U.K.) Limited	10%
Statoil (U.K.) Limited	30%
DONG (UK) Limited	20%

OMV (U.K.) Limited:
OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has 10 producing fields and more than 40 exploration licences in the North Sea. Its average production is about 17,000 barrel of oil equivalent per day (boe/d). OMV (U.K.) Ltd has a significant acreage position around the recently awarded blocks with interests in 9 licences in the West of Shetlands, including the producing Schiehallion Field. This position was recently enhanced through the awards in the UKCS 22nd Licensing Round, including operatorship of block 204/13 (see attached map).



Move & More. OMV

OMV's recent UK oil and gas discovery – well 213/27-1Z (Rosebank/Lochnagar) - is located in the Faroe-Shetland basin and is close to the newly awarded blocks.

OMV Aktiengesellschaft:

With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximately EUR 6.5 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m³ of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of Econgas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

6202

6205 6204 6203 217 218

Awarded Blocks

6105 6104 214 208 209

213/27-1z

6005 205 206 207

Sullom Voe

Shet Isla

204

176


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For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage	http://www.omv.com

Cubitt Consulting

Noga Villalón, London , IR	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com

Next result announcement **January–December and Q4 2004** in March 2005

OMV makes encouraging first oil discovery in Iran

January 14, 2005
7.00am (UK time) – 8.00am (CET)

- **Successful OMV activities in the „Mehr Block" in western Iran**
- **First exploration well gives average flow rate of approx. 1,000 bbl/day**
- **Further two exploration wells planned in 2005**

OMV, Central Europe's leading oil and gas group, has made its first oil discovery in Iran's western region of Zagros. OMV (IRAN) onshore Exploration GmbH, a wholly owned subsidiary of OMV, has completed its first exploration well. This encouraging well is the first drilled by OMV in the "Mehr" exploration block reaching a depth of 4,148 meters. The "Mehr Block" with an area of 2.500 km² is located in the Khuzestan province. Subsequent testing of the reservoir yielded an average flow rate of 1,040 bbl/day of 22 deg API oil. In 2005 OMV plans to drill two more exploration wells on the same block in order to define the size of the oil field.

Helmut Langanger, OMV board member responsible for exploration and production, said: "This discovery provides the basis for further OMV exploration in this oilrich region. This is an encouraging find, underlining the excellent work of our people active in Iran and our use of leading edge exploration technology."

Two more exploration wells planned
OMV, with 34% stake in the Mehr Block, acts as the operator of an international Joint Venture including Repsol YPF and Sipetrol (both 33%), and is looking forward to evaluating the commerciality of the field.

International E&P activities
OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 340,000 boe/d, and the company's reserves approximately 1.4 bn boe.


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OMV

Background information:

OMV in Iran:
OMV is active in Iran in the Zagros region in the West of the country since 2001.
In April 2001 OMV signed a four-year agreement with the National Iranian Oil Company (NIOC) regarding exploration (search for oil and gas deposits) in the Zagros region, one of the world's most promising regions with presumably extensive oil and gas deposits. The work concentrates on the so-called "Mehr Block", an area with a surface of 2,500 square kilometres. OMV is the leader of a consortium also featuring Repsol YPF (Spain) and Sipetrol (Chile), each with a 33% stake. As with all other international E&P activities of OMV, the company successfully relies on state-of-the-art technology. In the field of exploration, OMV's know-how is internationally acknowledged. At present, 33 OMV employees are working for the company in Iran, 6 thereof are Austrians, 3 are expatriates and 24 Iranians.

OMV Aktiengesellschaft:
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximatly EUR 6 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of Econgas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage	http://www.omv.com

Cubitt Consulting

Noga Villalón, London , IR	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com

Next result announcement **January–December and Q4 2004** in March 2005